Mail Stop 4561

Mr. Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

      Re: **Red Hat, Inc.**
               Form 10-K for the Fiscal Year Ended February 29, 2008
               Form 10-Q for the Quarterly Period Ended May 31, 2008
               File No. 001-33162

Dear Mr. Peters:

We have reviewed your response letter dated July 14, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2008.

Form 10-K for the Fiscal Year Ended February 29, 2008

Risk Factors

We rely on software licensed from other parties…page 20

1.   You indicate in your response to prior comment 1, that you are not "materially dependent" on third-party software licenses, though your revised disclosure continues to indicate that you are reliant on such licenses with regard to "aspects" of your business that you do not describe. Further, you continue to state that the loss of various types of software could result in your having to redesign your products, design the components yourself or eliminate the functionality, all of which it would appear could materially impact your business. Please provide us with the factual basis for your conclusion that you are not materially dependent on third-party software licenses. In your response, please address the aspects of your business that could be disrupted, the nature of the software licenses to which you

refer, how easy or difficult it would be for you to redesign a product or design a component and what the impact would be on your business if you were required to eliminate the functionality altogether.

Form 10-Q for the Quarterly Period Ended May 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.   Please refer to prior comment 3. In your discussion of changes in revenue, you refer to various factors that have materially impacted results without quantifying the impact of each factor. For example, you disclose on page 32 that subscription revenue increased 26.8% due primarily to additional subscriptions and to product innovations, which in turn is due in part to continued migration of larger enterprises in various industries to your open source platform. As another example, you state that training revenue increased 27.0% as a result of continued demand for Red Hat Certified Engineers, Technicians and Architects as well as training classes provided by resellers. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D. of SEC Release 33-6835. Tell us what consideration you gave to quantifying the various factors that contributed to, or offset, material changes in revenue from period to period.

Item 4. Controls and Procedures, page 40

3.   We note the following statement in your Form 10-Q: "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address questions comments to Katherine Wray, Staff Attorney, at (202) 551-4383 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief